Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited

CCG Investor Relations, Inc.

Ms. Judy Zhu, IR Director

Ms. Elaine Ketchmere, Partner

Phone: +86-510-8536-0401

Phone: +1-310-954-1345 (Los Angeles)

E-mail: info@wsphl.com

E-mail: elaine.ketchmere@ccgir.com

http://www.wsphl.com

http://www.ccgirasia.com

Mr. Crocker Coulson, President

Phone: +1-646-213-1915 (New York)

Email: crocker.coulson@ccgir.com

WSP Holdings Announces First Quarter 2011 Results

Wuxi, China, June 15, 2011 — WSP Holdings Limited (NYSE: WH) ("WSP Holdings" or the "Company"), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction ("Oil Country Tubular Goods" or "OCTG"), and other pipes and connectors, today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights

(Comparison with the fourth quarter of 2010 and the first quarter of 2010)

	Q1 2011	Q4 2010	Q-o-Q	Q1 2010	Y-o-Y
Net revenues ($ million)	131.2	138.5	-5.3%	60.9	115.4
Gross (loss) profit ($ million)	11.9	(0.8)	-	(14.2)	-
Gross margin (% of net revenues)	9.1%	(0.5)%	-	(23.3)%	-
Loss from operations ($ million)	(8.5)	(46.4)	81.7%	(22.7)	62.7%
Net loss attributable to WSP Holdings Limited ($ million)	(13.7)	(52.4)	73.8%	(27.0)	49.2%
Loss per ADS ($)	(0.13)	(0.51)	74.5%	(0.26)	50.0%

“The first quarter is typically our seasonally slowest quarter of the year, and we saw a modest decrease in total revenues from the fourth quarter of 2010, mainly due to a decrease in sales of green pipes in China. Export sales increased mainly due to increased sales of API products to Venezuela. We are encouraged by the overall increase in our average selling prices quarter-over-quarter, resulting from stronger pricing for API products, which contributed to the substantial improvement in our gross margin,” commented Mr. Longhua Piao, the Chairman and CEO of WSP Holdings. “With our continued success in penetrating into the international markets especially the South American market, and rising global oil demand on the back of worldwide economic recovery, we expect to see an improvement in our performance this year.”

Financial Results

First Quarter 2011 Financial Results

(Comparison with the fourth quarter of 2010 and the first quarter of 2010)

Net revenues ($ million)	Q1 2011	Q4 2010	Q-o-Q	Q1 2010	Y-o-Y
API	88.7	81.9	8.4%	30.1	194.4%
Non-API	23.2	23.9	-2.9%	6.9	238.8%
Others	19.3	32.7	-41.2%	23.9	-19.5%
Total	131.2	138.5	-5.3%	60.9	115.4%
Domestic	60.5	87.2	-30.6%	41.2	47.1%
Export	70.7	51.3	37.8%	19.7	257.8%

Sales volume (tonnes)	Q1 2011	Q4 2010	Q-o-Q	Q1 2010	Y-o-Y
API	77,873	80,350	-3.1%	30,417	156.0%
Non-API	11,986	10,879	10.2%	3,327	260.3%
Others	25,653	51,530	-50.2%	47,921	-46.5%
Total	115,512	142,759	-19.1%	81,665	41.4%
Domestic	68,597	108,664	-36.9%	68,259	0.5%
Export	46,915	34,095	37.6%	13,406	250.0%

WSP Holdings reported revenues of $131.2 million in the first quarter of 2011 compared to $138.5 million in the fourth quarter of 2010 due to a decrease in revenues generated from domestic sales. Domestic sales and international sales accounted for 46.1% and 53.9%, respectively, of total revenues for the first quarter of 2011.

On a quarter-over-quarter basis, domestic sales decreased due to a 36.9% decrease in domestic sales volume, offset by a 10.0% increase in average selling prices. Export sales increased quarter-over-quarter due to sales of API products to Venezuela which led to a 37.6% increase in international sales volume and a 0.2% increase in average selling prices.

On a year-over-year basis, domestic sales increased due to a 46.4% increase in average selling prices and a 0.5% increase in domestic sales volume. Export sales increased 257.8% year-over-year due to a 250.0% increase in international sales volume, mainly attributable to sales of API products to Venezuela and a 2.2% increase in average selling prices.

API and non-API product sales accounted for 67.6% and 17.7%, respectively, of total revenues in the first quarter of 2011. Higher quarter-over-quarter sales revenues from API product sales were primarily due to an 11.8% increase in average selling prices, offset by a 3.1% decrease in sales volume. Non-API sales revenues decreased slightly quarter-over-quarter due to an 11.9% decrease in average selling prices, offset by a 10.2% increase in sales volume. Sales of other products decreased 41.2% quarter-over-quarter mainly due to a 50.2% decrease in sales volume of green pipes.

API sales revenues increased year-over-year primarily due to a 156.0% increase in sales volume and a 14.9% increase in average selling prices. Non-API sales increased year-over-year primarily due to a 260.3% increase in sales volume, offset by a 6.0% decrease in average selling prices.

Gross margin in the first quarter of 2011 was 9.1%, compared to negative margins of 23.3% in the first quarter of 2010 and 0.5% in the fourth quarter of 2010. Higher year-over-year and quarter-over-quarter gross margins were primarily due to higher average selling prices of API products in the first quarter of 2011 and higher inventory provision in the first quarter of 2010.

Operating expenses in the first quarter of 2011 were $20.4 million, down 55.4% from $45.6 million in the fourth quarter of 2010 and up 138.6% from $8.5 million in the first quarter of 2010. Selling and marketing expenses were $5.4 million, compared to $7.0 million in the fourth quarter of 2010 and $1.0 million in the first quarter of 2010. The year-over-year increase in selling and marketing expenses were primarily due to higher overseas sales commission and sales activity levels associated with increased overseas sales volume. General and administrative expenses were $15.5 million, compared to $40.2 million in the fourth quarter of 2010 and $9.9 million in the first quarter of 2010. The year-over-year increase in general and administrative expenses was primarily due to an increase in salary and benefits as a result of recruiting additional employees. The quarter-over-quarter decrease in general and administrative expenses was primarily due to an impairment loss of $17.1 million recognized for certain long-lived assets and a legal settlement charge of $7.8 million in the fourth quarter of 2010.

Loss from operations was $8.5 million in the first quarter of 2011, compared to loss from operations of $22.7 million and $46.4 million in the first quarter of 2010 and the fourth quarter of 2010, respectively.

Net interest expense was $7.4 million in the first quarter of 2011, compared to $4.8 million in the first quarter of 2010 and $7.2 million in the fourth quarter of 2010. Higher year-over-year net interest expense was mainly attributable to an increase in borrowings, and partially due to a reduction in the capitalization of interest expense with the completion of certain construction projects.

The Company recorded an income tax benefit of $0.1 million in the first quarter of 2011, compared to income tax expense of $1.1 million in the first quarter of 2010.

Net loss was $13.7 million in the first quarter of 2011, compared to net loss of $27.0 million and $52.4 million in the first quarter of 2010 and the fourth quarter of 2010, respectively.

Basic and diluted loss per ADS were both $0.13 in the first quarter of 2011, compared to basic and diluted loss per ADS of $0.26 and $0.51 for both in the first quarter of 2010 and in the fourth quarter of 2010, respectively.

Financial Condition

As of March 31, 2011, the Company had cash and cash equivalents of $46.7 million, compared to $48.7 million as of December 31, 2010. Restricted cash totaled $139.7 million as of March 31, 2011, compared to $142.0 million as of December 31, 2010. The Company has been carefully monitoring its liquidity to ensure that its anticipated working capital needs over the next few quarters are met by renewing and seeking to increase the existing lines of credit while taking appropriate cost-cutting measures.

Accounts receivable and inventory totaled $219.7 million and $242.5 million, respectively, as of March 31, 2011, compared to $200.0 million and $240.7 million, respectively, as of December 31, 2010. As of March 31, 2011, total assets were $1,388.7 million, total liabilities were $1,099.1 million and total equity was $289.6 million.

Capital expenditures incurred for the three months ended March 31, 2011 were $45.1 million and were funded mainly through medium- and long-term bank loans. Management continues to evaluate and revise its capital expenditures plan and take steps to slow down and eliminate certain expansion plans in view of the current economic and capital conditions.

Update on New Production Facility

Houston OCTG Group, Inc. ("Houston Group")

Houston Group’s new heat treatment line with 100,000 tonnes of annual production capacity commenced trial production in the second quarter of 2011.

Bazhou Seamless Oil Pipes Company Limited ("Bazhou Seamless")

Bazhou Seamless’s hot-rolling line with an annual production capacity of 500,000 tonnes commenced trial production in the second quarter of 2011.

WSP Pipe Company Limited ("WSP Pipe")

WSP Pipe, the Company's wholly-owned subsidiary in the Thai-Chinese Rayong Industrial Zone, Thailand, is in the process of completing the construction of an OCTG pipe manufacturing and sales facility. The first of two hot-rolling production lines with a combined production capacity of 200,000 tonnes per year is expected to commence trial production in the second quarter of 2011, whereas the second hot-rolling production line is expected to be completed by mid 2011.

Operational Environment and Business Outlook

Global oil prices have fallen below $100 a barrel recently after rising to $114 a barrel at the end of April. According to statistics from Baker Hughes, a top-tier oilfield service company, worldwide rig counts have been increasing. US rig counts reached 1,854 as of June 3, 2011, up from 1,506 as of June 4, 2010 while international rig counts reached 1,129 as of April 2011, up from 1,074 as of April 2010. The global economic uncertainty, as intensified by the prolonged tensions in North Africa and the Middle East which led to the recent breakout of civil war in Libya, have caused oil prices to continue trending upward since the beginning of 2011. These global political developments may add further uncertainty to oil prices and lead to a higher demand for OCTG products due to an increase in global exploration and production activities amidst worries of a potential shortage in oil supply. On the whole, oil prices are expected to fluctuate in the near term due to escalating disruption to oil production in the OPEC nations before rising gradually in the longer term as global economic growth leads to higher global oil demand.

On the international front, WSP Holdings has been successful in its efforts to pursue new opportunities and broaden its customer base in South America.  The Company believes that it could further broaden its customer base and secure more contract wins this year following its recent success in Venezuela. The Company also believes that its sales to North America may improve in 2011 once its subsidiaries in Houston and Thailand complete their production facilities and reach targeted utilization and volume levels.

On the domestic front, WSP Holdings continues to focus on customers in areas such as Xinjiang Autonomous Region, Sichuan Province and Shaanxi Province, which provide opportunities for sales of higher-margin, non-API products. The Company has applied for patents on its new series of non-API products and is currently in the process of launching these products for commercial use.

Following the recovery in shipments to both domestic and international markets towards the end of 2010, WSP Holdings has seen improvement in its product selling prices in 2011. The Company believes that it will show a further improvement in performance riding on the trend of recovery of both sales volume and selling prices in 2011.

Conference Call

WSP Holdings' management will host a conference call at 9:00 a.m. Eastern Time on June 15, 2011 to discuss its unaudited financial results for the first quarter of 2011. To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 800 798 2796. International callers should call +1 617 614 6204. The conference pass code is 980 348 09. A replay of the conference call will be available from 12:00 p.m. ET on June 15, 2011 to June 29, 2011. To access the replay, call 888-286-8010. International callers should call 617-801-6888. The conference pass code is 133 820 90. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings' website: http://www.wsphl.com/. To listen to the live webcast, please go to WSP Holdings' website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings' website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company's products are used in China's major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings' website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements.  Among other things, the Company's outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company's relationships with customers, the Company's ability to develop and market new products, the Company's ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company's stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

- Financial Tables Follow –

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months Ended March 31, 2011	3 Months Ended March 31, 2010

Net revenues	$ 131,190	$ 60,906
Cost of revenues	(119,316)	(75,096)
Gross profit	11,874	(14,190)

Selling and marketing expenses	(5,441)	(1,031)
General and administrative expenses	(15,544)	(9,899)
Other operating income	632	2,399
(Loss) income from operations	(8,479)	(22,721)

Interest income	715	1,579
Interest expenses	(8,069)	(6,331)
Other income	192	192
Exchange differences	56	(463)
(Loss) income before provision for income taxes	(15,585)	(27,744)
Provision for income taxes	136	(1,119)

Net (loss) income before earnings in equity investment	(15,449)	(28,863)
Earnings in equity investment	(48)	(45)
Net (loss) income	(15,497)	(28,908)
Net loss attributable to the non-controlling interests	1,758	1,874
Net (loss) income attributable to WSP Holdings Limited	$ (13,739)	$ (27,034)

Weighted average ordinary shares used in computation of earnings per share:
Basic	204,375,226	205,787,430
Diluted	204,375,226	205,787,430

(Loss) earnings Per Ordinary Share
Basic	$ (0.07)	$ (0.13)
Diluted	$ (0.07)	$ (0.13)

(Loss) earnings Per ADS
Basic	$ (0.13)	$ (0.26)
Diluted	$ (0.13)	$ (0.26)

Note: Each ADS represents two ordinary shares

WSP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31, 2011	December 31, 2010

Assets
Cash and cash equivalents	$ 46,686	$ 48,688
Restricted cash	139,744	142,027
Accounts and bills receivable, net	219,715	199,970
Other current assets	315,055	301,750
Total Current Assets	721,200	692,435

Property and equipment, net	616,981	536,942
Prepaid lease payments for land use rights, non-current	33,900	33,752
Other non-current assets	16,627	67,933
Total Assets	$ 1,388,708	$ 1,331,062

Liabilities
Accounts payables	$ 226,490	$ 176,379
Borrowings due within one year	577,010	596,546
Other current liabilities	105,572	104,564
Total Current Liabilities	909,072	877,489

Borrowings due after one year	175,347	135,896
Other non-current liabilities	14,649	14,435
Total Liabilities	$ 1,099,068	$ 1,027,820

Total WSP Holdings Limited shareholders' equity	285,603	297,498
Non-controlling interests	4,037	5,744
Total equity	289,640	303,242
Total Liabilities and Equity	$ 1,388,708	$ 1,331,062